Writer’s Direct Number (212) 756-2573	Writer’s E-mail Address farzad.damania@srz.com

February 3, 2011

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dana Brown, Justin Dobbie, Claire Erlanger and Jean Yu

Re:	American Petroleum Tankers Parent LLC
AP Tanks Co.
Registration Statement on Form S-4
Filed December 21, 2010
File No. 333-171331 (the “Registration Statement”)

Dear Mr. Brown:

On behalf of American Petroleum Tankers Parent LLC and AP Tankers Co. (the “Registrants”), we have filed simultaneously by EDGAR Amendment No. 1 to the above referenced Registration Statement (“Amendment No. 1”) addressing comments contained in the Comment Letter (as defined below).

This letter is in response to the comments of the Staff set forth in its letter, dated January 19, 2010, concerning the Registration Statement (the “Comment Letter”). For the convenience of the Staff, we have repeated each of the Staff’s comments in italics immediately above our responses to each corresponding comment. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

Our response to the Staff’s comments set forth in the Comment Letter are as follows:

Supplemental letter dated December 21, 2010

1.	Please revise to include all of the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters, including representations that with respect to any broker-dealer that participates in the Exchange Offer with respect to Original Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with you or an affiliate of yours to distribute the New Notes.

The Registrants have revised their Supplemental Letter as requested by the Staff and have filed the revised letter via Edgar concurrently with Amendment No. 1.

Form S-4 filed December 22, 2010

General

2.	Please file your charter agreements with BP, Chevron, Marathon and MSC and the July 2009 settlement agreement as exhibits to your next amendment.

The Registrants have filed the settlement agreement and the charter agreement with MSC via Edgar concurrently with Amendment No. 1. The Registrants will file the charter agreements with BP, Chevron and Marathon in a subsequent amendment together with a confidential treatment request for certain provisions.

Outside Cover Page of the Prospectus

3.	We note the reference to “Broker-dealers who acquired the Original Notes directly from the issuers....” Please revise to clarify that, as stated in the fifth paragraph on page 47, “A broker- dealer that acquired Original Notes directly from us cannot exchange the Original Notes in the exchange offer.”

The revisions requested by the Staff have been made.

Prospectus Summary, page 1

Our Company, page 1

4.	Please discuss briefly your auditors going concern opinion in the summary.

The revisions requested by the Staff have been made.

5.	Please provide a brief discussion of what you mean by “Jones Act marine transportation services” in the summary.

The revisions requested by the Staff have been made.

Summary Consolidated Historical and Operating Data and Other Financial Information, Page 9

6.	We note your use of the Non-GAAP financial measures EBITDA and EBITDA excluding certain charges. Please revise your disclosure to explain whether the Company uses this measure as an operating performance measure or a liquidity measure and to the reasons why management believes the presentation of these Non-GAAP financial measures provides useful information to investors regarding the Company’s financial condition and results of operations. See guidance in Item 10(e) of Regulation S-K.

The revisions requested by the Staff have been made.

Risk Factors, page 11

We depend on Crowley and its affiliates, page 19

7.	Please revise to state that if you become a reporting company as a result of completion of this exchange offer, and a revised administrative fee is not agreed to within 60 days, Crowley may terminate the Crowley Management Agreement with 30 days written notice to you, as noted on page 74.

The revisions requested by the Staff have been made.

Management’s Discussion and Analysis of Financial Condition Results of Operations, page 35

Liquidity and Capital Resources, page 42

8.	We note that your liquidity section includes a discussion of working capital and changes in cash flows for the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009. Please revise to expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader’s understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

The revisions requested by the Staff have been made.

The Exchange Offer, page 47

General, page 47

9.	Please expand your discussion of the sale of initial notes to disclose the exemption from the registration requirements of the Securities Act relied upon in selling the Original Notes and explain why you were entitled to rely on that exemption.

The revisions requested by the Staff have been made.

In selling the original notes, the Registrants relied on the exemption from registration provided by Section 4(2) of the Securities Act. The Registrants did not use any form of public solicitation or general advertising in connection with the sale of the initial notes to the initial purchasers. In connection with that sale, the initial purchasers (i) had sufficient knowledge and experience in finance and business matters to evaluate the risks and merits of the purchase of the private notes and were able to bear its risk and (ii) agreed not to resell or distribute the private notes to the public without registering the private notes under the Securities Act or an exemption therefrom.

Terms of the Exchange, page 47

10.	We note on page 47 reference to holders of the New Notes “other than any holder that is an affiliate of ours.” Additionally we note your disclosure on page 52 that participants must represent that “the holder is not our ‘affiliate’, as defined under Rule 405 of the Securities Act, or, if the holder is an affiliate, will comply with the registration and prospectus delivery requirements of the Securities Act to the extent possible.” Please revise to indicate without qualification that your affiliates may not participate in this exchange offer or please advise.

The revisions requested by the Staff have been made.

11.	Please revise the last sentence of the fourth paragraph of this section and the third sentence of the third paragraph of the section “Withdrawal of Tender” on page 53 to state that the issuer will issue the New Notes or return the Original Notes promptly after expiration or withdrawal. See Exchange Act Rule 14e-1(c).

The revisions requested by the Staff have been made.

12.	We note the disclosure in the fifth paragraph of this section indicating that you will return Original Notes not accepted for exchange “as promptly practicable” after the expiration date. Rule 14e-1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable. We note similar disclosure in the last sentence on page 51 and the third sentence of the third paragraph of the section “Withdrawal of Tender” on page 53. Please revise here and throughout the document, as necessary.

The revisions requested by the staff have been made.

Expiration Date; Extensions; Amendment, page 50

13.	As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement, See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

The Registrants hereby confirm that the exchange offer will remain open at least 20 full business days. In response to the Staff’s comment, the Registrants have revised disclosure of the Preliminary Prospectus contained in Amendment No. 1 and in Exhibits 99.1 and 99.2 to set forth an expiration time of 12:00 midnight.

Conditions, page 53

14.	We note that you may determine “in [y]our reasonable discretion” whether certain offer conditions exist. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

The revisions requested by the Staff have been made.

15.	Please refer to the fourth paragraph on page 50 and the first sentence of this section. While it is appropriate to delay acceptance to allow for regulatory approval, it is not appropriate to delay acceptance for general legal compliance, absent an extension of the offer. Please revise, or explain to us how such delay will be consistent with Rule 14e-1(c).

The revisions requested by the Staff have been made.

Business, page 56

16.	Please provide bases for your statements on page 56 that the major oil companies “may ultimately prohibit vessels older than 25 years from entering their proprietary terminals” in the fourth paragraph and regarding “the dramatic 27% decline in tanker supply” in the sixth paragraph. Additionally please explain to us how the chartering arrangements for the Sunshine State will not expose you to the spot market in 2011.

The revisions requested by the Staff have been made. Assuming Chevron does not exercise its right to terminate the time charter for Sunshine State, the Registrants believe that they are not likely to have exposure to the spot market in 2011. Chevron is unlikely to terminate the time charter for Sunshine State because it is one of the youngest vessels operating in the Jones Act trade and has been integrated into Chevron’s operations as a core portfolio vessel. Furthermore, Chevron has a competitive charter rate which makes termination less likely. The charter requires 90 days notice prior to termination and the Registrants believe that the 90 days would be sufficient to find a substitute time charter and accordingly the Registrants believe the chartering arrangements for the Sunshine State will not expose them to the spot market in 2011.

17.	Please revise throughout to remove qualitative statements. We note for example the use of “most successful” and “dramatic” on page 56, “strong relationships” on page 57, “highly reputable” on page 58, “rigorous inspections” on page 59, and “superior technical management” on page 60. Additionally please significantly revise the section “Our Business Strategy” on page 58 in this regard.

The revisions requested by the Staff have been made.

Our Competitive Strengths, page 60

18.	Please provide bases for your statements that you have the “youngest” Jones Act tanker fleet and the remaining Jones Act tanker fleet has “an average age of 22 years.”

The revisions requested by the Staff have been made.

19.	Please revise to clarify what you mean by “steady and predictable” and “strong” contract revenue and cash flows. Please explain to investors how the reputation of Crowley, your technical manager, will help you maintain long-term customer relationships. Revise to define “minimal” capital expenditures. Please revise to explain what you mean by “committed” financial support to disclose the amount of commitment currently available.

The revisions requested by the Staff have been made.

Our Competition, page 61

20.	Please revise to provide an estimate of the “finite number of vessels... currently eligible to engage in U.S. coastwise petroleum transport.” Please also revise to discuss the competitive conditions of both the MSC and non-MSC arenas in which you operate.

The revisions requested by the Staff have been made.

Major Oil Company Vetting Process, page 62

21.	Please discuss your SIRE and TMSA status.

The revisions requested by the Staff have been made.

22.	Please revise to remove reference to companies with which you do not have agreements currently in effect.

The revisions requested by the Staff have been made.

Management, page 70

23.	Briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Messrs. Foley and Klimczak should serve as directors of the company.

The revisions requested by the Staff have been made.

Security Ownership of Certain Beneficial Owners and Management, page 76

24.	Please identify the natural persons who have or share voting and investment power over the shares held by the Blackstone Funds.

The revisions requested by the Staff have been made.

Certain Relationships and Related Party Transactions, page 77

25.	Please provide the information required by Item 404(b) of Regulation S-K.

The revisions requested by the Staff have been made.

Settlement of Changes in Members Equity, page F-6

26.	We note that in the years ended December 31, 2009 and 2008 the entire net loss was allocated to the Class B membership interests. Please explain to us and revise your disclosure in Note 11 to indicate your policy for allocating any losses to the members.

The Class A members are entitled to a preferred return on their investment pursuant to the economic arrangement among the partners. In the years ending 2008 and 2009, the Company generated a net taxable loss. Consistent with the economic arrangement among the partners that the Class A members have priority rights to profits (up to the amount of their preferred return), the losses were wholly allocated to the Class B members because as an economic matter the Class B members bear the economic effect of such losses, up to the amount of the Class B members’ invested capital.

We note that in July 2009, the Class A members acquired all of the outstanding Class B interests, and the allocation of losses between the Class A members and Class B members ceased to be relevant. However, the Registrants agree that Note 11, which correctly reflects how profits are allocated, is silent about how losses are allocated. Accordingly, the Registrants have revised Note 11 to reflect that all losses are allocated to the Class B interests until their respective capital accounts have been reduced to zero and any further losses will be allocated to the Class A members.

Statement of Cash Flows, page F-7

27.	We note that as part of the adjustments to reconcile net loss to net cash used in operating activities on the statements of cash flows, you have a line item captioned “other.” In light of the significance of this amount to the net cash used in operating activities for the year ended December 31, 2009, please explain to us and revise your disclosure to explain the nature of any material amounts included in this line item.

The revisions requested by the staff have been made. The line item in the Consolidated

Statements of Cash Flows for the year ended December 31, 2009 captioned “Other” consists of $1,460 for the recognition of the straight-line charter revenues and $300 for the annual revolver administrative fee. This line has been removed and replaced with a new line, captioned “Straight-line charter revenues”, for $1,460. The revolver administrative fee has been included in the line captioned “Prepaid expenses and other current assets” as it is paid and amortized annually. For consistency, the September 30, 2010 and 2009 cash flow statements have likewise been adjusted on pages F-25, F-38 and F-39.

The Revolver administrative fee of $300 was reported as a reduction to financing activities in the 2008 and 2007 cash flow statements. Due to the immateriality of the amounts in 2008 and 2007, the Registrants determined that a restatement of prior amounts was not necessary.

28.	Please disclose any noncash investing and financing activities (e.g. accrual for estimated payments due to NASSCO) either in narrative or summarized in a schedule in accordance with ASC 230-10-50-3.

The Registrants have added the non-cash investing and financing activities in accordance with ACS 230-10-50-3 to the bottom of the Consolidated Statement of Cash Flows for the years ended December 31, 2009, 2008 and 2007 and the nine months ended September 30, 2009 and 2010.

Notes to the Financial Statements

General

29.	We note from your disclosure on page 36 in MD&A that drydocking costs are deferred and amortized over the estimated period between drydockings. Please tell us where deferred drydocking costs are included on the balance sheet as of December 31, 2009 and September 30, 2010, if any. Also, please expand your disclosure in the notes to the financial statements to include your accounting policy for drydocking costs and to provide a detailed description of the types of drydocking costs included on the balance sheet and an affirmative statement that the types of costs deferred are consistent in all periods presented. If the types of costs deferred are not consistent, provide a discussion of any changes in types of costs deferred.

The Registrants have not incurred any drydocking costs to date and they have revised their disclosure accordingly.

Note 4. Summary of Significant Accounting Policies

Revenue and Expense Recognition, page F-11

30.	We note your disclosure that revenues from long-term time charters of vessels with annual escalation clauses are recognized on the straight-line basis. Please tell us and revise your disclosure to indicate the time period over which the revenue is recognized. Include in your response when you begin and end revenue recognition related to the charters.

The revisions requested by the Staff have been made as follows.

Revenues from long-term time charters of vessels with fixed annual escalation clauses are recognized on the straight-line basis over the term of the contract. The Registrants currently have long-term charters on two vessels of three and seven years, respectively.

Note 7. Construction Contract, page F-14

Note 8. Vessels and Construction in Progress, Net, page F-14

31.	We note your disclosure that as a result of contract changes entered into with NASSCO which revised the timing of future payments, the Company accrued $86,689 for estimated costs owed to NASSCO based on the percentage of completion of the vessels under construction at December 31, 2009. We also note that based upon your disclosures included in the interim financial statements, a payment for vessel construction was not made until July 2010. In this regard, please specifically tell us the revisions that were made to the timing of future payments and explain the underlying business reason for the contract changes, including why it appears NASSCO was willing to accept a revised payment schedule that provided for extended payments terms. Furthermore, please tell us, other than the changes related to the timing of future payments, whether there were any other significant changes in terms and conditions made to the construction contract.

On August 19, 2009, American Petroleum Tankers and NASSCO entered into an amendment of the vessel construction contract (the “Construction Contract”) for the purpose of simplifying remaining payments due under such contract. Rather than having invoices continue to be submitted and paid monthly, the parties agreed to schedule the payments due to NASSCO as follows: (i) in the amount of $87.5 million, on the business day following the drawdown of funds provided under the DVB Facility (such amount being paid on August 20, 2009, a day after entering into the Construction Contract amendment), (ii) in the amount of $80.9 million, on the date of delivery of the Empire State, (iii) in the amount of $81.2 million, on the date of delivery of the Evergreen State, (iv) a settlement of outstanding balances on the Construction Contract in February 2011, and (v) final settlements on the Construction Contract to occur upon expiration of the one-year guarantee periods of the Empire State and Evergreen State, respectively.

The parties agreed to the amendment of the Construction Contract because (i) the first payment to NASSCO of $87.5 million on August 20, 2009 represented amounts then-currently due and an upfront payment that included amounts that would otherwise have been payable over the next few months, (ii) the total present value of the stream of payments under the amended Construction Contract included interest payments and approximated the present value of the estimated scheduled payments prior to the amendment and (iii) the Company wanted to align the timing of payments with the receipt of vessels from NASSCO, because the DVB Facility (which was subsequently repaid in full) provided additional financing to the Company upon delivery of vessels. The August 2009 amendment only amended the schedule of remaining payments under the Construction Contract and did not make any other significant changes to its terms and conditions.

32.	In addition, given the significance of the amounts accrued for estimated costs at December 31, 2009 and September 30, 2010, please explain to us and revise your disclosures to discuss why you believe your accounting treatment, which essentially represents a gross-up of the balance sheet, is appropriate. Include in response, how you determined or calculated the amount owed to NASSCO at December 31, 2009 and September 30, 2010. We may have further comment upon receipt of your response.

The Registrants have revised their disclosure in Note 4 on page F-10 of the Preliminary Prospectus contained in Amendment No. 1 in response to this comment.

The Company became party to the construction contract on August 7, 2006 pursuant to the Assignment and Assumption Agreement between Product Carriers and the Company. The contract committed the Company to the construction of not less than five vessels, with the option for up to four additional vessels. Two vessels had been delivered to the Company by August 2009 and progress payments had already been paid on the remaining three vessels, but the Company would be in default under the contract if it did not make the remaining progress payments for the three remaining vessels. Defaults by either party under the contract entitle the non-breaching party to certain rights and remedies. An unremedied payment default by the Company allows NASSCO to exercise any of the following remedies (i) continue the construction of vessels and sell the vessels to third parties, (ii) abandon construction of the vessels and sell vessels in their state of completion at the time of abandonment or (iii) transfer the Company’s rights under the agreement to a third party. Under all of the foregoing remedies, proceeds from the sale by NASSCO of a vessel shall be remitted to the Company to reimburse progress payments paid by the Company for such vessel to the extent such sale proceeds were sufficient to cover certain NASSCO expenses plus a margin. These remedies available to NASSCO are in addition to any other remedies in law or equity that might otherwise be available to NASSCO upon a default by the Company. A default by NASSCO allows the Company to (i) arrange to have the vessels completed at NASSCO’s shipyard without any payment to NASSCO (except for equitable allocation of NASSCO’s overhead costs) or (ii) sell an incomplete vessel to a third party. These remedies available to the Company are the sole and exclusive remedies available to it.

The Company was invoiced monthly from NASSCO for completed progress on the construction of the vessels based on the percentage of completion of the vessels until the August 2009 amendment to the contract. In conjunction with the contract changes entered into between NASSCO and the Company, in August 2009, a revised billing schedule was agreed to, which provided for the following payments: $87.5 million in August 2009 representing amounts then-currently due and an upfront payment that included amounts that would otherwise have been payable over the next few months for the remaining vessels, $80.9 million upon delivery of the Empire State and $81.2 million upon the delivery of the Evergreen State. These vessels were delivered in July 2010 and December 2010, respectively.

After the contract changes entered into between the Company and NASSCO, the Company continued to receive from NASSCO percentage of completion schedules of the vessels under construction. As the vessels constructed by NASSCO are built to the Company’s specifications, the Company determined that they had incurred the legal liability as the economic performance of the construction of the vessels under the contract had been completed. The Registrants believe that an extension of payment terms does not result in a change in the substance of the risk and rewards of ownership. Further, the amounts due at December 31, 2009 included $22.3 million allocated towards payments for the Sunshine State, delivered in December 2009. Therefore, the Registrants believe that the recognition of the liability and related asset is appropriate.

The Registrants calculate the amount due to NASSCO in the following manner on a monthly basis:

The Registrants identify the total contract price by vessel based upon percentages included in the contract. The percentages of completion rates provided by NASSCO on a monthly basis are applied to the contracted price, as adjusted for change orders, to determine the gross liability. The gross liability is reduced by payments made for normal progress payments, steel purchases, economic price adjustments (for labor and other materials), cost under-run sharing and other adjustments, as defined by the contract and as reported to the Company by NASSCO. The resulting net liability is recorded as a payable to NASSCO on a monthly basis.

Unaudited Interim Financial Statements for the Nine Months Ended September 30, 2010

Note 7. Long-Term Debt Sponsor Facility, page, F-29

33.	We note your disclosure that in May 2010 you entered into an amendment to the Sponsor Facility Agreement to convert the revolving credit loans to a term loan, extend the maturity to May 2016 and to increase the paid-in-kind interest rate to 12%. Please tell us how you accounted for this debt modification in accordance with ASC 470-50-40, as applicable.

The Registrants considered the guidance in ASC 470-60-15-9 and determined that the modification did not constitute a troubled debt restructuring, as no concession was granted to the Registrants. The modification resulted in an increase in interest rates, while no reduction of the principal or accrued interest was granted. Accordingly, the Registrants considered the guidance in ASC 470-50-40-21 relating to Line-of-Credit or Revolving-Debt Arrangements in a non-troubled situation. As the borrowing capacity was not changed and no amounts were forgiven, the deferred issuance cost related to the original borrowing was amortized over the modified term.

Signatures, pause 11-6

34.	Please revise to have the registration statement signed by the principal financial officer and controller or principal accounting officer of each registrant.

The revisions requested by the Staff have been made.

Exhibit 5.1

35.	Please revise the fourth paragraph to delete the phrase “without independent investigation.” Counsel should investigate or verify any factual matters relevant to the rendering of its opinion as purchasers of the notes are not in a position to perform such an investigation or verification.

The revisions requested by the Staff have been made.

36.	Please delete parts (i), (ii), and (iii) of the sixth paragraph, or clarify that these statements do not apply to the Issuers and the Guarantors.

The revisions requested by the Staff have been made.

Exhibit 99.1

37.	Please revise the statement in the fifth paragraph of the body of the letter that “if the holder is not a broker-dealer, the holder and each beneficial owner, if any, are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in any distribution of the New Notes received in exchange for Original Notes” so that it applies to any party acquiring the New Notes in the Exchange Offer.

The revisions requested by the Staff have been made.

38.	Please delete the language in the last sentence of the fifth paragraph of the body of the letter of transmittal requiring the holder to acknowledge or certify that he/she has read all of the terms of the exchange offer.

The revisions requested by the Staff have been made.

*****

Amendment No. 1 to the Registration Statement was filed by the Registrant in response to the comments set forth in the Comment Letter. If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call Farzad Damania at (212) 756-2573 or Michael R. Littenberg of this firm at (212) 756-2524.

Very truly yours,

/s/ Farzad Damania

Farzad Damania

CC:	Philip J. Doherty, American Petroleum Tankers Parent LLC

Michael R. Littenberg, Schulte Roth & Zabel LLP